

Mail Stop 3030

March 8, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Zenji Miura
Chief Financial Officer
Ricoh Company, Ltd.
13-1, Ginza 8-chome, Chuo-ku
Tokyo 107-8544, Japan

      Re: **Ricoh Company, Ltd.**
                    Form 20-F for the Fiscal Year Ended March 31, 2009
                        Filed June 30, 2009
                    File No. 002-68279

Dear Mr. Miura:

      We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ricoh Company, Ltd.
Mr. Zenji Miura
March 8, 2010
Page 2

Form 20-F for the Fiscal Year Ended March 31, 2009

Item 5. Operating and Financial Review and Prospects, page 33

-Critical Accounting Policies, page 36

-Impairment of Long-lived Assets and Goodwill, page 39

1.   In order to provide investors with greater insight into the probability of a future material
        impairment charge, please revise your disclosures in future filings to disclose the
        following for any of your reporting units with material amounts of goodwill that are at
        risk of failing step one:

        • Disclose the percentage by which the fair value exceeded carrying value as of the date
          of the most recent test;
        • Disclose the amount of goodwill allocated to each reporting unit;
        • Describe the methods and key assumptions used and how the key assumptions were
          determined;
        • Describe the degree of uncertainty associated with the key assumptions; and
        • Describe the potential events and/or changes in circumstances that could reasonably
          be expected to negatively affect the key assumptions.

-Fiscal Year 2009 Compared to Fiscal Year 2008, page 43

2.   We note disclosures throughout this section that the acquisitions of IKON and InfoPrint
        Solutions impacted your results of operations. In order to provide the reader with greater
        insight into your results of operations and the comparability between periods, please
        revise future filings to quantify the impact of acquisitions on your results of operations.

3.   We note your disclosures on page 46 related to the change in your effective tax rate from
        fiscal 2008to fiscal 2009 Please revise your future filings to explain in greater detail why
        your effective tax increased significantly from fiscal 2008 to fiscal 2009. For example,
        we note from your disclosure on page F-32 that tax benefits not recognized on operating
        losses of certain consolidated subsidiaries significantly impacted your effective tax rate.
        Provide investors with a more detailed explanation on the nature of these benefits, why
        the benefits were not recognized and why the benefits not recognized resulted in a
        significant increase in the effective tax rate.

Index to Consolidated Financial Statements, page F-1

Note 2. Significant Accounting and Reporting Policies, page F-10

-(L). Goodwill and Other Intangible Assets, page F-15

4.	We note that you changed your annual impairment measurement date from September 30, 2008 to December 31, 2008 in connection with your acquisition of IKON Office Solutions, Inc. on October 31, 2008. With reference to the guidance in paragraph 350-20-35-28 of the FASB Accounting Standards Codification, please tell us if you completed your impairment testing for goodwill on September 30, 2008 prior to changing your impairment measurement date. Please note the guidance in Section II.(G)(2) of the Current Accounting and Disclosure Issues in the Division of Corporation Finance dated November 30, 2006, which you can find on our website at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

5.	Please tell us and revise your future filings to explain in more detail why believe that this change in accounting principle related to the change in measurement date for goodwill is preferable.

6.	We note that your auditor has not included an explanatory paragraph in its opinion relating to the change in accounting principle. Please have your auditor tell us how it has considered the requirements of Article 2 of Regulation S-X and paragraphs 5-8 of PCAOB Auditing Standard 6 in concluding that no such explanatory paragraph was necessary.

Note 3. Acquisition, page F-20

7.	We note that you acquired IKON Office Solutions, Inc. for total cash consideration of Yen 170,310 million and that you allocated Yen 185,864 million to liabilities. Please tell us and revise your future filings to include a more detailed explanation of the nature of the liabilities that you assumed in connection with the acquisition.

Note 6. Securities, page F26

8.	We note from page F-6 that you recognized Yen 27.8 billion of impairment losses related to your securities. We further note from page 45 that these losses was attributable to the decrease in the stock market. Please tell us and revise your future filings to explain in more detail the nature of these losses that you recognized during fiscal 2009 related to securities. Please also revise future filings as appropriate to include the disclosures outlined in section 320-10-50 of the FASB Accounting Standard Codification.

<u>Exhibits 12.1 and 12.2</u>

9.   We note that the certifications filed pursuant to Exchange Act Rule 13a-14(a) are not in the exact form prescribed by Instruction 12 to the Exhibits of Form 20-F. Specifically, we note that you improperly include the title of the certifying official in the introduction of your certification. Please revise your certifications in future filings to conform to the exact wording required by Instruction 12 to the Exhibits of Form 20-F.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-

3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief